Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 2, 2016

VIA EDGAR TRANSMISSION

Mr. David Manion
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811- 09303

Kinetics Portfolios Trust (the “Trust”)
Registration No. 811-09923

Dear Mr. Manion:

This correspondence is being filed in response to the oral comments and suggestions provided by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 8, 2016, regarding the Commission’s Review of the Company’s and the Trust’s Annual Report dated December 31, 2015 (the “Report”) and the related NSAR-B filing for the same time period.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Company’s responses.

Kinetics Mutual Funds

Letter to Shareholders

1.
Staff Comment:  With respect to the Kinetics Multi-Disciplinary Income Fund's performance benchmark displayed on the Growth of 10K chart in the 2013 Annual Report and the 2014 Annual Report, in the future please consider adding a reference to the change in performance benchmarks on both Form N-1A and in the Annual Report.

Response: The Trust responds by directing the Staff’s attention to the Registration Statement dated April 30, 2014 on page 43 (Classes A and C), page 39 (Institutional), page 38 (No Load), and the amended Annual Report dated December 31, 2014 (filed on April 29, 2015) on page 19 to note that the requested reference is already in place.

2.
Staff Comment: With respect to the Kinetics Mutual Funds, Inc. Financial Highlights, as presented on Form N-1A and the Annual Report, please note that the information should not include Gross and Net Investment Income and Expense Ratios.  Rather, the staff believes that the Gross Investment Income and Expense Ratios could be disclosed in the Footnotes to the Financial Highlights, while only the Net Investment Income and Expense Ratios should be included in the tabular format.

Response:   The Trust responds that going forward it will present the Gross and Net Expense Ratios and Net Investment Income Ratio, removing the Gross Investment Income Ratio, to comply with Staffs’ preference in the 2012 AICPA Risk Alert.

3.
Staff Comment:  With respect to the Management Discussion of Fund Performance, as reported in the Annual Report, please specifically reference how the investment in derivatives impacted the performance of the Fund as referenced in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Barry Miller Letter”) with respect to material or significant use of derivatives, include a discussion of their impact on the Fund. In future reports please include a discussion of the derivatives in the MDFP.

Response:  The Trust responds by stating that it has reviewed the Barry Miller Letter and agrees to include a discussion of derivatives in the MDFP to the extent that derivative holdings in each Fund are deemed material to their overall holdings and net assets (i.e., put options are material in Kinetics Alternative Income Fund, however, “purchased put options” are less than 0.15% of net assets in Kinetics Global, Paradigm and Market Opportunities, and therefore are not material).

If you have any questions regarding the enclosed, please do not hesitate to contact Eric W. Pinciss, Esq. at (626) 914-7220 or the undersigned at (914) 703-6900.

Very truly yours,

/s/ Peter Doyle
Peter Doyle
President
KINETICS MUTUAL FUNDS, INC.

cc:  Drinker Biddle & Reath LLP